P.E. 11/30/01

U.S. POST OFFICE
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JAN 18 2002
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SEC MAIL PROCESSING SECTION WASH, D.C.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of november 2001

Virginia Gold Mines Inc.

(Translation of registrant's name into English)

116 St. Pierre Street, Suite 200, Quebec City, QC G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ✓ No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- 4176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date Dec 6, 2001

By: A Yaumond
[Print] Name:
Title:

PROCESSED
JAN 29 2002
THOMSON FINANCIAL

82-4176

VIRGINIA

Press Release
November 15, 2001

Highlights

Gayot Project

2.5% Ni; 2.9 g/t Pd-Pt / 3.85 m
4.4% Ni; 3.0 g/t Pd-Pt / 2 m
2,2% Ni; 1,4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
3.1 g/t Au / 20 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

21.57 g/t Au / 5 m
13.69 g/t Au / 2 m
31,03 g/t Au / 3 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA

The most active exploration company in Quebec

APQ awards Virginia the title of *Prospector of the Year 1996*

Working Capital

$11,000,000 $ -- no debt

Major Partners

Billiton
SOQUEM
Hope Bay Gold Corporation
Cambior
Noranda

GAYOT
RESULTS FROM SUMMER 2001 FIELD PROGRAM

Virginia Gold Mines Inc. ("Virginia") and BHP Billiton wish to announce the results from the summer 2001 field program carried out on the Gayot project, north of the Caniapiscau Reservoir, Province of Quebec.

This program, consisting mainly of a large campaign of mechanical stripping, geological mapping and channel sampling, has led to the discovery of a new important mineralized zone (Nancy East) and has allowed the extension of several of the known mineralized zones.

New Discovery: Nancy East

A new important mineralized zone has been outlined by stripping, 250 metres to the south-southeast of the Nancy showing. Mineralization is very similar to that of the Nancy showing and consists essentially of disseminated to net-textured sulphides at the base and within the same ultramafic unit that hosts the Nancy showing.

Channel sampling of trench TR01-3839 has yielded an intersection grading **1.10% Ni – 0.28% Cu – 1.32 g/t Pd-Pt over 19.9 metres**. A second mineralized zone, above and separated from the first one by a 3-metre-wide barren zone, has returned 0.83% Ni – 0.20% Cu – 0.97 g/t Pd-Pt over 6.2 metres. Two other trenches have been dug 50 metres away, laterally on both sides of TR01-3839. Trench TR01-41A, located 50 metres to the west, has returned 0.44% Ni – 0.10% Cu – 0.4 g/t Pd-Pt over 9.0 metres. Trench TR01-41A, located 50 metres to the east, has not exposed any mineralization and has not yielded significant values. The Nancy East zone has never been drill tested.

Extension of Known Mineralized Zones

The Nancy Zone

Stripping of the Nancy zone has allowed the extension of the known mineralization to the northeast and to test the favourable basal contact over a length of 50 metres. The five channel samples, cut on this portion of favourable contact, have yielded the following values:

Channel	Ni (%)	Cu (%)	Pd-Pt (g/t)	Length (metres)	Remarks
TR01-44-R3	4.35	0.08	0.79	2.5	
TR01-44-R4	0.84	0.17	1.02	22.0	Open on one side
TR01-44-R5	1.06	0.23	1.32	9.4	Open on one side
TR01-44-R6	0.71	0.15	1.00	9.7	
TR01-44-R7	1.01	0.22	1.28	4.6	

...2

Channel R4 is the extension and includes channel NA00-04, which had returned 0.83% Ni – 0.17% Cu – 0.99 g/t Pd-Pt over 17.6 metres, while channel R5 is the prolongation and includes channel NA00-R3, which has yielded 1.07% Ni – 0.23% Cu – 1.32 g/t Pd-Pt over 8.4 metres (November 21, 2000, press release).

The Gagnon Zone

A 70-metre-long portion of the favourable ultramafic unit has been tested by stripping. Nine channels cut on this segment have returned the following values:

Channel	Ni (%)	Cu (%)	Pd-Pt (g/t)	Length (metres)	Remarks
TR01-Gagnon-R2	0.41	0.16	0.67	1.1	Open on one side
TR01-Gagnon-R3	1.79	0.33	1.66	3.7	Open on one side
TR01-Gagnon-R4	1.07	0.36	1.24	2.2	Open on one side
TR01-Gagnon-R5	0.68	0.13	0.68	20.3	Open on one side
TR01-Gagnon-R6	0.98	0.22	1.07	25.85	Open on both sides
TR01-Gagnon-R7	0.75	0.14	0.89	11.0	Open on both sides
TR01-Gagnon-A	0.39	0.08	0.49	1.5	
TR01-Gagnon-B					No mineralization
TR01-Gagnon-C	0.31	0.08	0.39	1.5	

Channel R6 is the extension and includes the original channel that yielded 2.17% Ni – 0.42% Cu – 2.46 g/t Pd-Pt over 4.85 metres (November 5, 1999, press release).

The Pantoufle Zone

Four trenches have tested the Pantoufle zone over a lateral distance of 40 metres with the following results:

Channel	Ni (%)	Cu (%)	Pd-Pt (g/t)	Length (metres)
TR01-PAN-R1	0.53	0.11	0.51	6.7
TR01-PAN-R3	1.13	1.07	1.64	1.7
TR01-PAN-R5	0.26	0.10	0.61	2.0
TR01-PAN-R6	0.47	0.28	0.98	2.1

The MIA Zone

Three trenches have tested the favourable MIA contact over a lateral distance of 10 metres. Trench TR01-MIA-R1, on the original MIA showing, has returned 1.07% Ni – 0.61% Cu – 0.93 g/t Pd-Pt over 6.0 metres. Trenches TR01-MIA-R2 and R3, dug respectively 5 and 10 metres to the west, have yielded 0.56% Ni – 0.14% Cu – 0.45 g/t Pd-Pt over 3.6 metres and 0.31% Ni – 0.14% Cu – 0.27 g/t Pd-Pt over 3.3 metres.

The Dechamplain Zone

Six trenches have tested the base of the fertile ultramafic over a lateral distance of 75 metres, with the following results:

Channel	Ni (%)	Cu (%)	Pd-Pt (g/t)	Length (metres)
TR01-9B-R1	0.28	-	-	10.2
TR01-10A	0.50	0.22	0.46	5.0
TR01-10B-R2	0.38	0.18	0.39	1.7
TR01-10B-R9	0.32	0.14	0.19	7.5
TR01-10D	0.37	0.26	0.50	2.0
TR01-10F	0.92	0.45	0.76	3.0

Geophysical Orientation Test Survey

A time-domain EM orientation test survey, using a SIROTEM MK 3 instrument and a coincident moving loops configuration, has been carried out over the main mineralized zones on the property. This method has been very effective for the type of mineralization present at Gayot, since it has detected significant conductors directly associated with every mineralized showings (L, Dechamplain, Gagnon, Pantoufle, MIA, Nancy and Gayot) that was covered. Following these very encouraging results, a larger survey covering all the favourable units on the property will be conducted during the fall 2001-winter 2002 season and will be followed by a diamond drill program.

***

Work has been completed by the personnel of Virginia Gold Mines, under the supervision of Paul Archer, vice-president exploration and QP of the company, which he joined in 1996. All samples have been analyzed by multiacid extraction and atomic absorption at the certified laboratory of Chimitec Bondar Clegg, in Val d'Or, Province of Québec.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately 27 million shares issued and outstanding. Viginia's share trade on the Toronto Stock Exchange under the symbol "VIA". Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Marie-Claude Poitras, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca


GAYOT
N
DECHAMPLAIN
L
MIA
NANCY
NANCY EST
PANTOUFLE
GAGNON
GAYOT
0
1
2
KM
82-4176

PROJET GAYOT PROJECT
LOCALISATION DES PRINCIPAUX INDICES MINÉRALISÉS
LOCATION OF MAIN MINERALISED SHOWINGS

82-4176

VIRGINIA

Press Release
November 8, 2001

Highlights

Gayot Project

2.5% Ni; 2.9 g/t Pd-Pt / 3.85 m
4.4% Ni; 3.0 g/t Pd-Pt / 2 m
2,2% Ni; 1,4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
3.1 g/t Au / 20 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

21.57 g/t Au / 5 m
13.69 g/t Au / 2 m
31,03 g/t Au / 3 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA

The most active exploration company in Quebec

APQ awards Virginia the title of *Prospector of the Year 1996*

Working Capital

$11,000,000 $ -- no debt

Major Partners

Billiton
SOQUEM
Hope Bay Gold Corporation
Cambior
Noranda

NEW COPPER-GOLD-SILVER SHOWINGS AT JAMES BAY

Virginia Gold Mines Inc. ("Virginia") wished to announce the sampling results of new copper-gold-silver showings discovered on the **Eleonore** property in the James Bay area, Province of Quebec.

Prospecting campaigns carried out during the spring and summer of 2001 have led to the discovery of a new mineralized system of the "porphyry" type. So far a series of mineralized corridors has been outlined within dioritic to tonalitic intrusions. These corridors are characterized by stockwork of veinlets mineralized in chalcopyrite and gold. The mineralization is laterally followed over 150 metres and is open in all directions. The northernmost and southernmost corridors are 600 metres apart from one another.

Mineralized and partially rounded erratic blocs, found 300 metres away from the mineralized corridors, have returned up to 10.4% Cu, 21.7 g/t Au, and 68 g/t Ag.

Table 1 : Results – Selected samples

Sample #	Cu (%)	Au (g/t)	Ag (g/t)	Location
104842		4.02	--	Mauve showing
104862	14.28	1.99	75	Main prospect
104863	4.63	0.44	44	Main prospect
104866	1.30	0.38	8	Main prospect
104890	1.42	2.44	34	Peninsula
104893	1.64	3.00	30	Peninsula
104896	1.95	0.38	42	Main prospect. north shore
9252	1.58	13.42	32	Main prospect
9254	2.74	19.29	54	Main prospect
9255	0.80	3.22	8	Main prospect
9352	0.03	12.10	--	Main prospect
9361	0.06	1.68	6	Main prospect
9371	1.48	--	8	Main prospect
9375		4.41	--	Biot. Py Schist

Table 2 : Erratic Blocs Results

Sample #	Cu (%)	Au (g/t)	Ag (g/t)
104864	8,78	3,41	39,0
9151	10,40	21,77	68,0
9152	6,06	-	18,4
9196	0,10	1,95	5,3

...2

Table 3 : Channel Results

Channel	Interval	Cu (%)	Au (ppb)	Ag (g/t)	Location
A	8.5 m incl. 1.5 m	1.00 3.21	382 1480	13.2 33.9	Main prospect
B	8.0 m incl. 3.0 m	1.19 2.65	359 784	10.1 23.6	Main prospect
C	6.0 m	0.22	78	1.3	Main prospect - west
D	16.0 m	0.53	194	5.5	Main prospect
F	2.0 m	0.14	22	2.1	Island – 600 metres south
H	2.0 m	0.31	77	2.0	South shore. 95 m south-west of the main prospect
I	4.0 m	0.27	59	1.5	South shore. 95 m south-west of the main prospect
J	4.0 m	0.27	93	1.5	South shore. 110 m south-west of the main prospect
K	5.0 m	0.19	235	1.1	South shore. 120 m south-west of the main prospect
L	2.0 m	0.72	790	17.5	Peninsula
M	6.0 m	0.26	110	2.5	Peninsula
N	3.0 m	0.68	845	10.9	Peninsula
O	4.0 m	0.28	408	5.9	Peninsula
P	9.0 m	0.24	106	3.0	Peninsula
Q	2.0 m	0.31	146	3.4	Peninsula
R	5.0 m	0.26	350	3.6	Peninsula
T	5.0 m	0.26	203	3.8	Peninsula
U	5.5 m	0.54	72	9.8	North shore of the main prospect
V	6.0 m incl. 4.0 m	0.54 0.73	91 109	11.1 14.9	North shore of the main prospect

All samples have been analyzed by atomic absorption and total digestion at the certified laboratory of X-RAL, a division of SGS Canada inc.

Ground geophysics is planned for winter 2002 in order to confirm the extensions of the known mineralized corridors. This work program will also attempt to identify new mineralized corridors. Work has been completed by the personnel of Services Techniques Geonordic, under the supervision of Paul Archer, vice-president exploration and Q.P of the company, which he joined in 1996.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately 27 million shares issued and outstanding. Viginia's share trade on the Toronto Stock Exchange under the symbol "VIA". Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Marie-Claude Poitras, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca